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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Corning Natural Gas Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
219381100
(CUSIP Number)
Marc C. Krantz
Kohrman Jackson & Krantz P.L.L.,
1375 East 9th Street, 20th Floor
Cleveland, OH 44114
(216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	219381100	Page	2	of	4

1	NAMES OF REPORTING PERSONS: Richard M. Osborne Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio

	7	SOLE VOTING POWER:

NUMBER OF		99,132

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		99,132

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

99,132

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

19.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Introduction.
      This Amendment No. 6 to Schedule 13D is filed on behalf of the Richard M. Osborne Trust, an Ohio trust of which Richard M. Osborne is the sole trustee, relating to shares of common stock, par value $5.00 per share, of Corning Natural Gas Corporation, a New York corporation (“Corning”).
Item 4. Purpose of Transaction.
      At the close of the Special Meeting of Stockholders on October 11, 2006, Corning announced that the vote on the proposed merger between Corning and C&T Enterprises, Inc. was too close to determine immediately. The inspectors of election continue to tally the vote. Mr. Osborne and his representatives were informed that Thomas K. Barry, chairman, CEO and president of Corning, had offered to pay certain stockholders to vote in favor of the C&T merger. Mr. Osborne does not believe the outcome of the vote on the merger should be determined by vote-buying. Therefore, the Richard M. Osborne Trust, on behalf of Corning and as a stockholder, filed a suit on October 12, 2006 against Corning and Mr. Barry seeking a temporary restraining order and preliminary and permanent injunctions preventing Corning from counting any bought votes for the merger. The complaint is filed as Exhibit 7.1 to this Amendment No. 6 to Schedule 13D.
Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Complaint filed in the United States District Court for the Western District of New York on October 12, 2006 captioned Corning Natural Gas Corporation, through the Richard M. Osborne Trust, Derivatively, and the Richard M. Osborne Trust, Individually as Shareholder v. Corning Natural Gas Corporation and Thomas K. Barry

SIGNATURE
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 12, 2006

RICHARD M. OSBORNE TRUST
/s/ Richard M. Osborne
Richard M. Osborne, Trustee

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 7.1	Complaint filed in the United States District Court for the Western District of New York on October 12, 2006 captioned Corning Natural Gas Corporation, through the Richard M. Osborne Trust, Derivatively, and the Richard M. Osborne Trust, Individually as Shareholder v. Corning Natural Gas Corporation and Thomas K. Barry